2001 ANNUAL REPORT



GLACIER BANCORP, INC.

TABLE OF CONTENTS

CORPORATE PROFILE

Glacier Bancorp, Inc., (the Company) is a multibank holding company, headquartered in Kalispell, Montana and operates seven principal subsidiaries: Glacier has long-standing roots in northwest Montana dating back to 1955, and owns all of the outstanding common stock of Glacier Bank of Kalispell, First Security Bank of Missoula , Western Security Bank, Big Sky Western Bank, Valley Bank of Helena, Glacier Bank of Whitefish all in Montana, and Mountain West Bank of Coeur d'Alene, Idaho. The seven subsidiaries are members of the Federal Deposit Insurance Corporation (FDIC) and are members of the Federal Home Loan Bank of Seattle. All except Mountain West Bank are members of the Federal Reserve Bank of Minneapolis. The Company also operates a wholly owned subsidiary, Community First, Inc., which offers full service brokerage services through Raymond James Financial Services.

Investor Information

www.glacierbancorp.com

Stock Listing

Glacier Bancorp, Inc. Common Stock trades on the Nasdaq National Market System under the symbol GBCI. There are approximately 6,488 shareholders of Glacier Bancorp, Inc. common stock.

CORPORATE INFORMATION

Corporate Headquarters

49 Commons Loop
Kalispell, MT 59901 (406) 756-4200

Board of Directors:

John S. MacMillan, Chairman
Michael J. Blodnick
William L. Bouchee
Allen J. Fetscher
Fred J. Flanders
Jon W. Hippler
Ralph K. Holliday
L. Peter Larson
F. Charles Mercord
Everit A. Sliter
Harold A. Tutvedt

Corporate Officers:

Michael J. Blodnick
President/CEO

James H. Strosahl
EVP/CFO/Secretary/Treasurer

Thomas E. Anderson
VP/Controller

Independent Auditors

KPMG LLP
401 North 31st Street
Billings, MT 59101

Legal Counsel

Hash and O'Brien PLLP
136 First Avenue West
Kalispell, MT 59901-4442

Form 10-K

The Company's Annual Report of Form 10-K is available on written request at no charge to beneficial owners of the Company's stock. Requests should be directed to: James H. Strosahl, EVP/CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

Cover photo by: Douglass Dye
Two Medicine Lake
Glacier National Park, Montana

Stock and Dividend Information

2001 Cash Dividend Data (1)

Quarter	Record Date	Payment Date	Share Amount
1	April 10, 2001	April 19, 2001	$0.15
2	July 10, 2001	July 19, 2001	$0.15
3	Oct 9, 2001	Oct 18, 2001	$0.15
4	Jan 8, 2002	Jan 17, 2002	$0.15

Anticipated Dividend Dates 2002 (*)			Anticipated Earnings
Quarter	Record Date	Payment Date	Announcement Dates
1	April 9, 2002	April 18, 2002	April 24, 2002
2	July 9, 2002	July 18, 2002	July 25, 2002
3	Oct 8, 2002	Oct 17, 2002	October 24, 2002
4	Jan 7, 2003	Jan 16, 2003	February 6, 2003

(*) Subject to approval by Board of Directors

Common Stock Price (1)

	2001	2000	1999	1998	1997	1996
High	$21.19	$14.78	$21.71	$22.16	$18.78	$12.65
Low	$12.25	$11.00	$13.53	$15.60	$11.45	$8.88
Close	$20.82	$12.25	$14.66	$18.18	$18.78	$12.27
Price/Earnings (2)	15.1	10.0	13.6	17.8	18.8	15.2

(1) Restated for stock dividends and stock splits.

(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year Dividend History

Year	Cash Dividends Declared (1)	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
1992	$0.17	10% Stock Dividend	May 28, 1992
1993	$0.21	10% Stock Dividend	May 28, 1993
1994	$0.25	10% Stock Dividend	May 26, 1994
1995	$0.28	10% Stock Dividend	May 25, 1995
1996	$0.32	10% Stock Dividend	May 23, 1996
1997	$0.39	3 for 2 stock split	May 27, 1997
1998	$0.47	10% Stock Dividend	October 1, 1998
1999	$0.58	10% Stock Dividend	May 27, 1999
2000	$0.59	10% Stock Dividend	May 25, 2000
2001	$0.60	None	None

(1) Restated for stock dividends and stock splits.

Ten-year compound annual dividend growth rate is 14.7%.

Ten-year compound total return is 20.1%.

Shareholder's may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call 406-756-4200 for information and to request a prospectus.

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2001	2000	1999	1998	1997
Summary of Financial Condition:					
Total assets $	**2,085,747**	1,056,712	974,001	786,802	748,526
Investment securities	**508,578**	211,888	209,312	119,087	128,638
Loans receivable, net	**1,322,327**	733,561	652,208	571,188	526,234
Allowance for loan losses	**(18,654)**	(7,799)	(6,722)	(5,668)	(4,654)
Intangibles	**41,771**	6,493	7,035	2,601	1,371
Deposits	**1,446,064**	720,570	644,106	546,503	487,539
Advances	**367,295**	196,791	208,650	125,886	147,660
Other borrowed funds and repurchase agreements	**32,585**	29,529	26,614	18,707	29,960
Stockholders' equity	**176,983**	98,113	85,056	84,146	73,537
Equity per common share*	**10.49**	8.57	7.44	7.85	5.75
Equity as a percentage of total assets	**8.49%**	9.28%	8.73%	10.69%	9.82%

(dollars in thousands, except per share data)	Years ended December 31, 2001	2000	1999	1998	1997
Summary of Operations:					
Interest income $	**137,920**	78,837	64,719	58,828	55,612
Interest expense	**65,546**	37,357	27,635	25,470	24,925
Net interest income	**72,374**	41,480	37,084	33,358	30,687
Provision for loan losses	**4,525**	1,864	1,723	1,735	1,052
Non-interest income	**23,251**	13,294	12,809	13,596	11,057
Non-interest expense	**57,385**	31,327	29,096	27,170	23,709
Earnings before income taxes	**33,715**	21,583	19,074	18,049	16,983
Income taxes	**12,026**	7,580	6,722	6,674	6,246
Net earnings	**21,689**	14,003	12,352	11,375	10,737
Basic earnings per common share*	**1.38**	1.22	1.08	1.02	1.00
Diluted earnings per common share*	**1.34**	1.21	1.07	1.00	0.98
Dividends declared per share*	**0.60**	0.59	0.58	0.47	0.39

	At or for the years ended December 31, 2001	2000	1999	1998	1997
Ratios:					
Net earnings as a percent of average assets	**1.10%**	1.39%	1.41%	1.47%	1.50%
Net earnings as a percent of average stockholders' equity	**13.49%**	15.83%	14.60%	14.43%	15.89%
Dividend payout ratio	**43.48%**	48.36%	53.70%	46.08%	39.00%
Average equity to average asset ratio	**8.26%**	8.78%	9.73%	10.22%	9.37%
Net interest margin on average earning assets (tax equivalent)	**4.08%**	4.48%	4.67%	4.80%	4.74%
Allowance for loan losses as a percent of loans	**1.39%**	1.05%	1.02%	0.98%	0.88%
Allowance for loan losses as a percent of nonperforming assets	**165%**	372%	295%	185%	230%

(dollars in thousands)	At or for the years ended December 31, 2001	2000	1999	1998	1997
Other Data:					
Loans originated and purchased $	**994,527**	570,652	528,325	516,497	341,766
Loans serviced for others $	**286,996**	146,534	159,451	169,378	156,288
Number of full time equivalent employees	**728**	423	434	412	368
Number of offices	**51**	30	31	27	26
Number of shareholders of record	**1,645**	1,228	1,212	929	772

*revised for stock splits and dividends

All amounts have been restated to include mergers using the pooling of interests accounting method and includes the impact of purchasing minority interest in Valley Bank in 1998 and two Butte, Montana branches in 1999.

2001 results includes the accounts and operating results of WesterFed from the February 28, 2001 acqusition date.

Net Earnings



$23,000
$21,000
$19,000
$17,000
$15,000
$13,000
$11,000
$9,000
$10,737
$11,375
$12,352
$14,003
$21,689
1997
1998
1999
2000
2001

Diluted Earnings Per Share



$1.36
$1.22
$1.08
$0.94
$0.80
$0.98
$1.00
$1.07
$1.21
$1.34
1997
1998
1999
2000
2001

Equity Per Common Share



$10.00
$8.50
$7.00
$5.50
$4.00
$5.75
$7.85
$7.44
$8.57
$10.49
1997
1998
1999
2000
2001

Return on Average Equity



17.00%
15.00%
13.00%
11.00%
15.89%
14.43%
14.60%
15.83%
13.49%
1997
1998
1999
2000
2001

Return on Average Assets



1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
1.50%
1.47%
1.41%
1.39%
1.10%
1997
1998
1999
2000
2001

Dividends per Common Share



$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.39
$0.47
$0.58
$0.59
$0.60
1997
1998
1999
2000
2001

Total Assets


$2,085,747
$2,000,000
$1,750,000
$1,500,000
$1,250,000
$1,056,712
$974,001
$1,000,000
$748,526
$786,802
$750,000
$500,000
1997
1998
1999
2000
2001

Net Loans


$1,500,000
$1,322,327
$1,300,000
$1,100,000
$900,000
$733,561
$652,208
$700,000
$526,234
$571,188
$500,000
$300,000
1997
1998
1999
2000
2001

Deposits


$1,446,064
$1,500,000
$1,300,000
$1,100,000
$900,000
$720,570
$644,106
$700,000
$487,539
$546,503
$500,000
$300,000
1997
1998
1999
2000
2001

Loan Allocation


Installment & Other 22%
Commercial 46%
Real Estate 32%

Funding Sources


FHLB Advances 20%
Repos & Other Funds 2%
Demand Deposits 12%
Now 12%
Savings 7%
Money Market 17%
C.D.s 30%

Commercial Loan Mix


SBA 5.1%
Dealer Floor Plan 0.4%
Agriculture 5.3%
Business Line 2.5%
Other 0.8%
Commercial & Industrial 25.3%
Commercial Real Estate 60.6%

LETTER TO SHAREHOLDERS

Dear Shareholders,

The events of September 11 will have a profound impact on our country, our economy and our individual lives for years to come. No matter where you lived in this country, no matter how physically removed you were from the tragedy that took place at the World Trade Center in New York and the Pentagon in Washington, all of us in one way or another were effected. Although Glacier Bancorp and our subsidiary banks operate thousands of miles away from Ground Zero, we too felt the loss of friends and associates with whom we had worked closely with over the years. However, we live in a great country with the world's strongest economy and a nation of people who are resilient and strong in the face of crisis. Although the memory of what took place last year will not soon fade, we will persevere. We will get through this tragedy as we have others during the course of our history and emerge more united than ever before.

Through all this adversity and hardship, 2001 was an historic and memorable year for your company. We achieved record earnings of $21.7 million. Our diluted earnings per share increased 11% to $1.34. Core operating earnings per share (or earnings which exclude goodwill and merger related expenses and which are probably a better comparative measure of performance) were $1.50, or an increase of 20% over the prior year.

Our stock closed the year at $20.82 per share; up from $12.25 per share at year-end 2000, an increase of 70% and near the top for price appreciation among bank stocks last year. After two disappointing years of stock price performance for small cap bank stocks, our shareholders were rewarded with a higher price earnings multiple of 15 versus 10 the prior year. The stock price appreciation can be attributed to a number of factors. During the year we completed the two largest transactions in the history of the company with the acquisition of WesterFed Financial Corporation and the purchase of seven branches from Wells Fargo in southern Idaho and northern Utah. These transactions doubled the size of the company's asset base to over $2 billion and gave us a greater following among the institutional investor community. We now have in excess of 17 million shares outstanding. This gives investors a stock with more liquidity and the ability to take larger positions without causing major disruptions in the company's stock price. And finally, the size and complexity of these acquisitions caused concern late in 2000 between analysts and investors as to our ability to successfully integrate these transactions in a timely and orderly fashion. As the year progressed we began to prove to the market we could execute and accomplish the plan as we envisioned. This removed much of the doubt and skepticism we experienced through our stock price late last year and reinforced our reputation as a successful acquirer.

Another positive outcome of our improved stock price and growth was the substantial increase in the company's market capitalization to over $350 million at the end of 2001 compared to $140 million at the end of 2000. Because of this increase we were once again listed on the Russell 3000 Index. During the past ten years our compounded total return to investors was 20% and we have had a 15% compounded growth rate in our dividend. In addition, during this same time period our earnings per share have grown at an average rate of 12% and our company's stock price performance has outpaced both the Standard & Poor's 500 and the SNL Bank Index for institutions of our size. It is this consistent performance over many years that led to the excellent reception we received last January when we created Glacier Capital Trust I and offered 1,400,000 preferred shares at $25.00 per share under the trading symbol GBCIP. We were thrilled at the response investors gave to this new issue.

Because of our growth last year and our commitment to maintain comfortable capital levels, we chose not to increase our cash dividend. At the end of the first quarter and the closing of both acquisitions our equity as a percentage of assets stood at 7.4%. This was below our historical range of 8-10% and resulted in our decision to retain earnings and build our equity back to more normalized levels. By year-end we had achieved our objective and ended the year with an equity to asset ratio of 8.5%. Shareholders also benefited last year from the increase in equity per common share. The WesterFed transaction had a positive impact on our book value per share. At the end of 2001 book value per share was $10.49, a substantial increase above the $8.57 the prior year.

Strategically the acquisitions we completed last year not only enhanced our financial performance but also accomplished three other goals. They allowed us to substantially increase our existing market share in key areas of Montana. In most cases we doubled our asset size in these markets. We acquired a significant market share in Billings (Montana's largest city), an area where we had virtually no presence prior to the acquisitions. And in southern Idaho, where we already had plans for future de novo expansion, the branch acquisitions accelerated our growth in the Boise/Nampa and Sun Valley markets. As a result of this tremendous growth in our asset base, Glacier Bancorp is now the largest publicly held commercial banking company in the Inland Northwest.

During 2001, in addition to increasing our asset base, we also achieved an impressive list of other accomplishments. Last year we doubled the number of customers we now serve, greatly expanded and realigned our geographic presence, completed nine data conversions, chartered a new community bank, merged two of our existing banks into one, divested six branches in north central Montana and closed or sold ten additional facilities. In addition, excluding the acquisitions, we generated internal growth in both our loan and deposit portfolios of 12%. Two things were key in allowing us to realize these goals. First, we had a thorough and well-developed integration plan that required very few alterations or adjustments. But most important we knew we had a great staff with the talent and commitment to execute the plan, individuals who would step up and get the job done. In the end this is what really guaranteed our success.

Last year during the integration and data conversions, hundreds of our employees gave up their weekends, postponed vacations and worked incredibly long hours. As shareholders we can be proud of the dedication and determination they exhibited. They made sure deadlines were met, problems were identified and quickly resolved and the proper systems were in place, tested and ready. Never before had we attempted such an aggressive restructuring of our operation. However, no matter how challenging the task or complex the problem, our people did all that was ever asked of them and much more. Our people want to be successful and they want to win. It's this winning attitude that always finds a way to get things done. Last year in my letter to shareholders I remarked that by this time this year we would have successfully completed the largest integration in our history and our people would be the ones to make it happen. I am pleased to report this year that both came true.

2001 was also an historic year for interest rates. No one could have ever predicted the drastic easing initiated by the Federal Reserve throughout last year. Eleven rate reductions totaling 4.75% were unprecedented and brought interest rates to levels most in the industry had never before experienced. Many banks found the yield on their earning assets falling faster then their liabilities, shrinking their net interest margins. As we planned for our two acquisitions, we expected our net interest margin to come under pressure no matter what direction rates moved. WesterFed had a high cost of funding heavily weighted in certificates of deposit. We knew it would take time to shift their deposit mix from that of a thrift to one closer resembling a bank. Moreover, there were very few loans that came with the branches purchased in Idaho and Utah. We expected it would also take time to generate a sufficient volume of loans in these markets. As rates fell sharply during the first half of last year, our margin hit a low of 3.9% in June. With the yield on our earning assets continuing to decline, we implemented a plan to aggressively manage our funding costs. This produced immediate results. By the end of September our net interest margin had improved to 4.1% and by year-end our margin was back to 4.4%. Considering the interest rate environment we operated in and the mix of assets and liabilities we acquired, the improvement we experienced in our net interest margin over the last half of the year was remarkable. Any further improvement will require a great deal of vigilance and effort on the part of all our subsidiary banks.

In addition to net interest margin another critical component to our long-term success is the quality of our assets. As was the case with our margin, we also expected early on that our asset quality would suffer some deterioration as a result of the assets we acquired. Although the quality of the loans we inherited from WesterFed compared favorably with their peer group, once combined they caused our ratio of non-performing loans to increase. We did experience a slight improvement in non-performing loans during the last half of the year. However, at .53% of assets we are still not satisfied with the level of these assets and have set a goal for ourselves to reduce this percentage this year. During 2001 we made the decision to aggressively increase our loan loss allowance. Because of the uncertainty regarding the future direction of the economy and the concern over potential deterioration in our asset base, we felt this was a prudent move. Last year we added $4,525,000 to our allowance for loan loss compared to $1,864,000 the prior year. This increased our reserve for loan losses to 1.39% of loans, a level more in line with the mix of our assets. The economy in our market area has remained relatively stable this past year as many other sections of the country have witnessed a slowdown in activity and employment. Hopefully the worst is over and we will start to see some improvement. If this occurs asset quality should be less worrisome. Until that time we will continue to monitor our loan portfolios very closely and make any and all necessary adjustments to maintain our reserves at adequate levels.

With the acquisitions now behind us, it is time to get back to the basics of community banking. A consistent theme among all our bank presidents this year is a renewed emphasis on quality customer care. If we are going to expect top line revenue growth we need to provide top of the line service from our people. If this is going to occur we must supply the training and skills they will need to fulfill this objective. A well-trained staff committed to providing quality customer care to a greatly expanded customer base will give us the top line revenue growth so critical to bottom line profits. A number of exciting initiatives are already in progress throughout the company to enhance our staff's ability to recognize and better meet our customer's needs. Knowing our customers, caring for their needs and creating an atmosphere that keeps them coming back is the foundation of what makes up the very basics in community banking.

As we enter the new year we are excited about the prospects and endless opportunities we have created. We operate in markets that are growing and have tremendous potential. We now have the size and capital strength to effectively compete throughout our market area. Technologically we have built an infrastructure that is state of the art and has significant capacity for future growth. We have the people who have proven time and time again they can make it all happen. But most important, we are committed to provide our shareholders a reasonable return on your investment, which in turn will create long-term shareholder value.

Thanks again to all our employees for their tremendous effort this past year. Your accomplishments will be remembered for years to come. Thanks also to our directors for their vision and support. I am truly honored and fortunate to be able to work with such a great group of people.

In closing, Glacier Bancorp will continue to evolve along with the rest of the financial services industry. However, through that evolution I hope we never forget what got us here. I once again acknowledge the three beliefs that set us apart from other banks and are the cornerstone of our approach to banking. We believe that community banking is the most consistently profitable type of banking. We believe that maintaining community banks' independence is the key to the long-term success of the company. And we believe that more important than assets or markets, our future success is the direct result of our people. This last belief could not have proven more true this past year that our people are our future.

Sincerely,

Michael J. Blodnick
President and Chief Executive Officer

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)	December 31, 2001	December 31, 2000
Assets:		
Cash on hand and in banks	$ 73,456	41,456
Interest bearing cash deposits	23,970	10,330
Cash and cash equivalents	97,426	51,786
Investment securities, available-for-sale	508,578	211,888
Loans receivable, net	1,294,924	726,503
Loans held for sale	27,403	7,058
Premises and equipment, net	50,566	25,016
Real estate and other assets owned, net	593	291
Federal Home Loan Bank of Seattle stock, at cost	32,822	16,436
Federal Reserve Bank stock, at cost	4,185	1,662
Accrued interest receivable	12,409	6,637
Core deposit intangible, net of accumulated amortization of $ 1,575 and $250 at December 31, 2001, and 2000, respectively	8,261	1,547
Goodwill, net of accumulated amortization of $3,005 and $1,306 at December 31, 2001, and 2000, respectively	33,510	4,946
Other assets	15,070	2,942
	$ 2,085,747	1,056,712
Liabilities:		
Deposits - non-interest bearing	$ 234,318	141,207
Deposits - interest bearing	1,211,746	579,363
Advances from Federal Home Loan Bank of Seattle	367,295	196,791
Securities sold under agreements to repurchase	32,585	24,877
Other borrowed funds	1,060	4,652
Accrued interest payable	9,179	4,591
Current income taxes	95	17
Deferred tax liability	1,780	578
Trust preferred securities	35,000	--
Minority interest	--	338
Other liabilities	15,706	6,185
Total liabilities	1,908,764	958,599
Stockholders' equity:		
Preferred shares, 1,000,000 shares authorized. None outstanding at December 31, 2001 and 2000	--	--
Common stock, $.01 par value per share. 50,000,000 shares authorized, 16,874,422 and 11,447,150 issued and outstanding at December 31, 2001 and 2000, respectively.	169	114
Paid-in capital	167,371	101,828
Retained earnings (accumulated deficit) - substantially restricted	7,687	(4,087)
Accumulated other comprehensive income	1,756	258
Total stockholders' equity	176,983	98,113
	$ 2,085,747	1,056,712

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(dollars in thousands, except per share data)		Years ended December 31, 2001	2000	1999
Interest Income:				
Real estate loans	$	34,012	19,557	17,875
Commercial loans		48,292	28,784	21,499
Consumer and other loans		25,528	14,856	12,367
Investment securities and other		30,088	15,640	12,978
Total Interest Income		137,920	78,837	64,719
Interest Expense:				
Deposits		42,692	22,674	16,494
FHLB Advances		18,280	13,454	9,460
Securities sold under agreements to repurchase		1,014	949	1,318
Trust preferred securities		3,313	--	--
Other borrowed funds		247	280	363
Total Interest Expense		65,546	37,357	27,635
Net Interest Income		72,374	41,480	37,084
Provision for loan losses		4,525	1,864	1,723
Net Interest Income After Provision For Loan Losses		67,849	39,616	35,361
Non-Interest Income:				
Service charges and other fees		12,290	7,839	6,416
Miscellaneous loan fees and charges		4,058	1,917	2,081
Gain on sale of loans		4,132	2,049	3,108
Gain on sale of investments, net		64	51	23
Other income		2,707	1,438	1,181
Total Non-Interest Income		23,251	13,294	12,809
Non-Interest Expense:				
Compensation, employee benefits and related expenses		27,941	16,214	14,557
Occupancy and equipment expense		8,679	4,830	4,172
Data processing expense		2,596	1,313	1,215
Core deposit intangibles amortization		1,325	199	50
Goodwill amortization		1,699	360	253
Merger expense		1,975	-	197
Other expense		13,135	8,350	8,601
Minority interest		35	61	51
Total Non-Interest Expense		57,385	31,327	29,096
Earnings before income taxes		33,715	21,583	19,074
Federal and state income tax expense		12,026	7,580	6,722
Net Earnings	$	21,689	14,003	12,352
Basic earnings per share	$	1.38	1.22	1.08
Diluted earnings per share	$	1.34	1.21	1.07

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2001, 2000, and 1999

(Dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings (accumulated deficit) substantially restricted	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at December 31, 1998	9,344,093	$ 93	66,180	16,700	1,173	84,146
Comprehensive income:						
Net earnings	--	–	–	12,352	–	12,352
Unrealized loss on securities, net of reclassification adjustment	--	–	–	–	(6,604)	(6,604)
Total comprehensive income	--	–	–	--	–	5,748
Cash dividends declared ($.64 per share)	--	–	–	(6,076)	–	(6,076)
Stock options exercised	113,049	1	1,091	–	–	1,092
Tax benefit from stock related compensation	–	–	240	–	–	240
10% stock dividend	936,899	10	19,876	(19,905)	–	(19)
Fiscal year conforming adjustment	--	--	–	(75)	--	(75)
Balance at December 31, 1999	10,394,041	$ 104	87,387	2,996	(5,431)	85,056
Comprehensive income:						
Net earnings	--	–	–	14,003	–	14,003
Unrealized gain on securities, net of reclassification adjustment	--	–	–	–	5,689	5,689
Total comprehensive income	--	–	–	--	–	19,692
Cash dividends declared ($.59 per share)	--	–	–	(6,752)	–	(6,752)
Stock options exercised	14,161	–	134	–	--	134
Tax benefit from stock related compensation	--	–	16	–	–	16
10% stock dividend	1,039,608	10	14,302	(14,334)		(22)
Dissenting Mountain West shareholders	(660)	–	(11)	–	--	(11)
Balance at December 31, 2000	11,447,150	$ 114	101,828	(4,087)	258	98,113
Comprehensive income:						
Net earnings	--	–	--	21,689	–	21,689
Unrealized gain on securities, net of reclassification adjustment	--	–	–	--	1,498	1,498
Total comprehensive income	--	–	--	–	–	23,187
Cash dividends declared ($.60 per share)	--	–	–	(9,915)	–	(9,915)
Stock options exercised	864,571	9	6,755	–	–	6,764
Tax benefit from stock related compensation	--	--	2,778	–	–	2,778
Conversion of debentures	32,239	1	341	–		342
Stock issued in connection with merger of WesterFed Financial Corporation	4,530,462	45	55,669	–	–	55,714
Balance at December 31, 2001	16,874,422	$ 169	167,371	7,687	1,756	176,983

Disclosure of reclassification amount:	Year ended December 31, 2001	2000	1999
Unrealized and realized holding gains (losses) arising during the year	$ 2,528	9,449	(10,883)
Transfer from held to maturity	--	–	288
Tax (expense) benefit	(991)	(3,725)	4,007
Net after tax	1,537	5,724	(6,588)
Reclassification adjustment for net gains included in net income	(64)	(51)	(23)
Tax expense	25	16	7
Net after tax	(39)	(35)	(16)
Net change in unrealized gain (loss) on available-for-sale securities	$ 1,498	5,689	(6,604)

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Cash Flows

(dollars in thousands)	Years ended December 31, 2001	2000	1999
OPERATING ACTIVITIES :			
Net earnings $	**21,689**	14,003	12,352
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Mortgage loans held for sale originated or acquired	**(293,354)**	(103,284)	(143,313)
Proceeds from sales of mortgage loans held for sale	**255,671**	102,122	158,204
Provision for loan losses	**4,525**	1,864	1,723
Depreciation of premises and equipment	**3,837**	2,315	1,883
Amortization of goodwill and core deposit intangible	**3,024**	559	303
Gain on sale of investments, net	**(64)**	(51)	(23)
Gain on sale of loans	**(4,132)**	(2,049)	(3,108)
Amortization of investment securities premiums and discounts, net	**3,268**	162	196
FHLB stock dividends	**(1,990)**	(1,022)	(1,038)
Gain on sale of branches	**(511)**	(198)	--
Deferred tax expense (benefit)	**593**	(139)	(207)
Net (increase) decrease in accrued interest receivable	**485**	(1,026)	(867)
Net (decrease) increase in accrued interest payable	**(3,462)**	1,874	394
Net (decrease) increase in current income taxes	**1,077**	(75)	475
Net (increase) decrease in other assets	**(7,706)**	(15)	(318)
Net decrease in other liabilities and minority interest	**(10,934)**	(107)	(683)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**(27,984)**	14,933	25,973
INVESTING ACTIVITIES:			
Proceeds from sales, maturities and prepayments of investment securities available-for-sale	**183,752**	34,042	38,279
Purchases of investment securities available-for-sale	**(295,498)**	(27,335)	(142,852)
Proceeds from maturities and prepayments of investment securities held-to-maturity	--	--	841
Purchases of investment securities held-to-maturity	--	--	12,057
Principal collected on installment and commercial loans	**433,639**	231,674	169,429
Installment and commercial loans originated or acquired	**(471,819)**	(311,590)	(279,378)
Principal collections on mortgage loans	**308,530**	128,714	98,397
Mortgage loans originated or acquired	**(192,668)**	(132,464)	(94,838)
Net purchase of FHLB and FRB stock	**(3,857)**	(475)	(1,788)
Acquisition of WesterFed Financial Corporation and several branches	**109,042**	--	--
Net payments for sale of branches	**(53,131)**	(901)	--
Net disposal (addition) of premises and equipment	**984**	(3,307)	(5,799)
Acquisition of minority interest	**(251)**	--	--
Acquisition of branch deposits	--	--	(4,739)
NET CASH USED IN INVESTING ACTIVITIES	**18,723**	(81,642)	(210,391)
FINANCING ACTIVITIES:			
Net increase in deposits	**18,549**	81,878	99,263
Net increase (decrease) in FHLB advances and other borrowed funds	**1,876**	(14,055)	87,971
Net (decrease) increase in securities sold under repurchase agreements	**(143)**	5,111	2,527
Proceeds from issuance of trust preferred securities	**35,000**	--	--
Conversion of debentures	**(8)**	--	--
Cash dividends paid	**(9,915)**	(6,905)	(5,923)
Proceeds from exercise of stock options and other stock issued	**9,542**	101	1,073
NET CASH PROVIDED BY FINANCING ACTIVITIES	**54,901**	66,130	184,911
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**45,640**	(579)	493
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**51,786**	52,365	51,872
CASH AND CASH EQUIVALENTS AT END OF YEAR $	**97,426**	51,786	52,365
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest $	**68,545**	35,483	27,241
Cash paid during the year for income taxes $	**8,243**	7,794	6,247

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. (the "Company"), a Delaware corporation organized in 1990, is a multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho and Utah through its subsidiary banks. The subsidiary banks are subject to competition from other financial service providers. The subsidiary banks are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The accounting and consolidated financial statement reporting policies of the Company conform with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities as of the date of the statement of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowance for loan losses. Such agencies may require the subsidiary banks to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its nine wholly owned operating subsidiaries, Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Mountain West Bank in Idaho, ("Mountain West"), Big Sky Western Bank, ("Big Sky"), Valley Bank of Helena ("Valley"), Glacier Bank of Whitefish ("Whitefish"), Glacier Capital Trust I ("Glacier Trust"), and Community First, Inc. ("CFI"). All significant inter-company transactions have been eliminated in consolidation. The Company owns 100% of the outstanding stock of each of the subsidiaries.

Big Sky was acquired on January 20, 1999 and Mountain West was acquired February 4, 2000. The pooling of interests method of accounting was used for the merger transactions with Big Sky and Mountain West. Under this method, financial information for each of the periods presented includes the combined companies as though the merger had occurred prior to the earliest date presented. Western was acquired on February 28, 2001 through the purchase of WesterFed Financial Corporation, its parent company. The WesterFed acquisition was accounted for using the purchase method of accounting. Accordingly, the financial information presented includes the operations of Western since the date of acquisition. See footnotes 19 and 20 for additional information related to these transactions.

On July 31, 2001, Glacier Bank of Eureka was merged into Whitefish and the minority interest of both banks was redeemed.

The Company formed Glacier Trust I ("Glacier Trust") as a financing subsidiary on December 18, 2000. See footnote 9 for additional information related to Glacier Trust.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

1. Summary of Significant Accounting Policies . . . continued

(d) Investment Securities

Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity.

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

(e) Loans Receivable

Loans that are intended to be held to maturity are reported at their unpaid principal balance less chargeoffs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Discounts and premiums on purchased loans and net loan fees on originated loans are amortized over the expected life of loans using methods that approximate the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

(f) Loans Held for Sale

Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(g) Allowance for Loan Losses

Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions, and independent appraisals.

The Company also provides an allowance for losses on impaired loans. Groups of small balance homogeneous loans (generally consumer and residential real estate loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for loan losses is increased through a charge to expense for the amount of the impairment. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that the sole source of repayment for the loan is the operations or liquidation of the underlying collateral. In such cases, impairment is measured by determining the current value of the collateral, reduced by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent the cash payments are received.

(h) Premises and Equipment
Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease.

(i) Real Estate Owned
Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of cost or estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

(j) Restricted Stock Investments
The Company holds stock in the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank (FRB). FHLB and FRB stocks are restricted because they may only be sold to another member institution or the FHLB or FRB at their par values. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

(k) Goodwill
The excess of purchase price over the fair value of net assets from acquisitions ("Goodwill") is being amortized using the straight-line method over periods of primarily 5 to 25 years. The Company assesses the recoverability of Goodwill by determining whether the unamortized balance related to an acquisition can be recovered through undiscounted future cash flows over the remaining amortization period. As of December 31, 2001 and 2000, the carrying value of goodwill was $33,510,000 and $4,946,000, respectively.

(l) Core Deposit Intangibles
Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. Core deposit intangibles are reviewed for impairment whenever events or circumstances indicate the carrying amount of the intangible may not be recoverable. An impairment loss is recognized if the sum of expected future cash flows is less than the carrying amount of the intangible. If impaired, an impairment loss is recognized to reduce the carrying value of the intangible to its fair value. As of December 31, 2001 and 2000, the carrying value of core deposit intangibles was $8,261,000 and $1,547,000, respectively.

(m) Income Taxes
Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Stock-based Compensation
Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized over any related service period.

1. Summary of Significant Accounting Policies ... continued

(o) Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2001 and 2000 there were no assets that were considered impaired.

(p) Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance.

As of December 31, 2001 and 2000 the carrying value of servicing rights was approximately $2,200,000 and $984,000, respectively. Amortization expense of $290,000, $85,000, and $175,000 was recognized in the years ended December 31, 2001, 2000, and 1999, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of net servicing income. There was no impairment of carrying value at December 31, 2001 or 2000. At December 31, 2001, the fair value of mortgage servicing rights was approximately $4,104,000.

(q) Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing such net earnings by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits.

(r) Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on available-for-sale securities.

(s) Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. However, goodwill recognized in connection with a branch acquisition will continue to be subject to provisions of Statement 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions.* Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002.

Statement 141 will require upon adoption of Statement 142 that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption (March 31,2002). In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption (June 30, 2002) to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption (January 1, 2002). This second step is required to be completed as soon as possible, but no later than the end of the year of adoption (December 31, 2002). Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

As of December 31, 2001, the Company has unamortized goodwill in the amount of $33,510,000 of which $19,496,000 will continue to be amortized in accordance with the provisions of Statement 72. Amortization expense related to goodwill was $1,699,000 and $360,000 for the years ended December 31, 2001 and 2000, respectively. Amortization expense related to core deposit amortization was $1,325,000 and $199,000 for the years ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the full impact of adopting these Statements on the Company's consolidated financial statements at the date of this report, except that upon adoption the Company does not anticipate any significant adjustments to the useful lives or residual values of its intangible assets.

In September 2000, the FASB issued Statement 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* – a replacement of FASB Statement 125. Statement 140 revises accounting standards for securitizations and transfers of financial assets and collateral and requires certain disclosures, but carries forward most of Statement 125's provisions without change. Statement 140 is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. Adoption of these provisions did not have a material effect on the consolidated financial statements, results of operations or liquidity of the Company. Statement 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

In October of 2001, the FASB issued Statement 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", which is effective for fiscal years beginning after December 15, 2001. This statement supercedes FASB Statement 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."* However, it retains the fundamental provisions of Statement 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of goodwill is not included in the scope of Statement 144 and will be treated in accordance with the accounting standards established

1. Summary of Significant Accounting Policies . . . continued

in Statement 142. According to Statement 144, long-lived assets are to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing or discontinued operations. The statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, *"Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"*, for the disposal of segments of a business. The provisions of statement 144 are effective for fiscal years beginning after December 15, 2001. Management does not expect adoption to have a material impact on the consolidated financial statements of the Company.

Effective January 1, 1999, the Company adopted the provisions of Statement 133, "*Accounting for Derivative Instruments and Hedging Activities*". Statement 133 establishes accounting and reporting standards that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement 133 requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of Statement 133 had no impact on the financial statements of the Company except that it allowed for a one-time reclassification of the investment portfolio from held-to-maturity to either trading or available-for-sale. The net effect on the January 1, 1999 consolidated statement of financial condition of this reclassification of all the Company's held-to-maturity securities, with an amortized cost of approximately $8,272,000, was an increase in total assets of $288,000, deferred tax liabilities of $98,000 and unrealized gains on securities available-for-sale of $190,000.

(t) Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

2. Cash on Hand and in Banks

The subsidiary banks are required to maintain an average reserve balance with either the Federal Reserve Bank or in the form of cash on hand. The amount of this required reserve balance at December 31, 2001 was $15,930,000.

3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities, available for sale, is as follows:

December 31, 2001

Dollars in thousands	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agencies					
maturing after ten years	2.77% $	1,330	12	(3)	1,339
	2.77%	1,330	12	(3)	1,339
State and Local Governments and other issues:					
maturing within one year	3.25%	4,639	28	--	4,667
maturing one year through five years	5.36%	13,774	291	(65)	14,000
maturing five years through ten years	5.50%	2,349	57	(6)	2,400
maturing after ten years	5.81%	135,789	1,563	(1,722)	135,630
	5.67%	156,551	1,939	(1,793)	156,697
Mortgage-Backed Securities	6.08%	129,322	1,868	(126)	131,064
Real Estate Mortgage Investment Conduits	6.11%	218,470	2,941	(1,933)	219,478
Total Investment Securities, Available for Sale	**5.96% $**	**505,673**	**6,760**	**(3,855)**	**508,578**

3. Investment Securities, Available for Sale...Continued

December 31, 2000

Dollars in thousands	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agencies					
maturing within one year	5.05% $	500	--	(3)	497
maturing one year through five years	6.33%	4,975	5	(25)	4,955
maturing five years through ten years	6.92%	3,050	24	(11)	3,063
maturing after ten years	7.20%	1,070	--	(12)	1,058
	6.55%	9,595	29	(51)	9,573
State and Local Governments and other issues:					
maturing within one year	5.47%	600	1	(19)	582
maturing one year through five years	5.17%	1,635	41	(1)	1,675
maturing five years through ten years	7.53%	4,047	34	(99)	3,982
maturing after ten years	5.50%	54,561	1,612	(570)	55,603
	5.63%	60,843	1,688	(689)	61,842
Mortgage-Backed Securities	6.79%	39,374	268	(157)	39,485
Real Estate Mortgage Investment Conduits	6.94%	101,635	396	(1,043)	100,988
Total Investment Securities, Available for Sale	**6.52% $**	**211,447**	**2,381**	**(1,940)**	**211,888**

The book value of investment securities is as follows at:

(dollars in thousands)	December 31, 1999
U.S. Government and Federal Agencies $	12,846
State and Local Governments and Other Issues	52,517
Mortgage-Backed Securities	44,528
Real Estate Mortgage Investment Conduits	108,374
$	218,265

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal.

Gross proceeds from sales of investment securities for the years ended December 31, 2001, 2000, and 1999 were approximately $86,311,000, $19,253,000 and $10,770,000 respectively, resulting in gross gains of approximately $71,000, $127,000 and $72,000 and gross losses of approximately $7,000, $76,000 and $49,000, respectively.

At December 31, 2001, the Company had investment securities with carrying values of approximately $76,552,000 pledged as security for deposits of several local government units, securities sold under agreements to repurchase, and as collateral for treasury tax and loan borrowings.

The Real Estate Mortgage Investment Conduits are backed by the FNMA, GNMA, or FHLMC.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(dollars in thousands)		December 31, 2001	December 31, 2000
Residential first mortgage	$	395,417	224,631
Loans held for sale		27,403	7,058
Commercial real estate		379,346	198,414
Commercial		241,811	142,519
Consumer		142,875	86,336
Home equity		156,140	83,539
		1,342,992	742,497
Net deferred loan fees, premiums and discounts		(2,011)	(1,137)
Allowance for loan losses		(18,654)	(7,799)
	$	1,322,327	733,561

The following is a summary of activity in allowance for losses on loans:

(dollars in thousands)		Years ended December 31, 2001	2000	1999
Balance, beginning of period	$	7,799	6,722	5,668
Acquisitions		8,893	--	--
Net charge offs		(2,563)	(787)	(669)
Provision		4,525	1,864	1,723
Balance, end of period	$	18,654	7,799	6,722

The following is the allocation of allowance for loan losses and percent of loans in each category at:

(dollars in thousands)		December 31, 2001 Amount	December 31, 2001 Percent of of loans in category		December 31, 2000 Amount	December 31, 2000 Percent of of loans in category
Residential first mortgage and loans held for sale.	$	2,722	31.5%	$	1,227	31.2%
Commercial real estate		5,906	28.3%		2,300	26.7%
Other commercial		6,225	18.0%		2,586	19.2%
Consumer loans		2,132	10.6%		983	11.6%
Home equity		1,669	11.6%		703	11.3%
	$	18,654	100.0%	$	7,799	100.0%

Substantially all of the Company's loans receivable are with customers within the Company's market area. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. At December 31, 2001, no individual borrower had outstanding loans or commitments exceeding 10% of the Company's consolidated stockholders' equity.

Impaired loans, which consists of those reported as non-accrual, for the years ended December 31, 2001, 2000, and 1999 were approximately $9,232,000, $1,154,000, and $1,463,000, respectively, of which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for the years ended December 31, 2001, 2000, and 1999 was approximately $7,842,000,

4. Loans Receivable, Net and Loans Held for Sale . . . continued

$1,309,000, and $1,517,000, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $658,000, $101,000, and $132,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Interest income recognized on impaired loans for the years ended December 31, 2001, 2000, and 1999 was not significant.

The weighted average interest rate on loans was 8.37% and 8.91% at December 31, 2001 and 2000, respectively.

At December 31, 2001, 2000 and 1999 loans sold and serviced for others were $286,996,000, $146,534,000, and $159,451,000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company had outstanding commitments as follows (in thousands):

	December 31,	
	2001	2000
Loans and loans in process	$ **159,481**	111,141
Unused consumer lines of credit	**60,890**	27,270
Letters of credit	**23,750**	6,342
	$ **244,121**	144,753

Substantially all of the loans held for sale at December 31, 2001 and 2000 were committed to be sold. The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2001 was approximately $12,985,000. During 2001, new loans to such related parties were approximately $5,457,000 and repayments were approximately $5,844,000.

5. Premises and Equipment, Net

Premises and equipment, net consist of the following at:

	December 31,	
(dollars in thousands)	2001	2000
Land	$ **8,666**	3,968
Office buildings and construction in progress	**39,531**	18,401
Furniture, fixtures and equipment	**23,317**	13,590
Leasehold improvements	**2,149**	1,498
Accumulated depreciation	**(23,097)**	(12,441)
	$ **50,566**	25,016

6. Deposits

Deposits consist of the following at:

(dollars in thousands)	December 31, 2001 Weighted Average Rate	December 31, 2001 Amount	December 31, 2001 Percent	December 31, 2000 Amount	December 31, 2000 Percent
Demand accounts	0.0%	$ 234,318	16.2%	$ 141,207	19.6%
NOW accounts	1.0%	218,048	15.1%	105,616	14.7%
Savings accounts	1.7%	122,042	8.4%	44,171	6.1%
Money market demand accounts	3.4%	313,934	21.7%	164,917	22.9%
Certificate accounts:					
2.00% and lower		6,868	0.5%	--	0.0%
2.01% to 3.00%		102,961	7.1%	--	0.0%
3.01% to 4.00%		140,610	9.7%	584	0.1%
4.01% to 5.00%		125,544	8.7%	14,742	2.0%
5.01% to 6.00%		107,462	7.5%	57,997	8.0%
6.01% to 7.00%		70,672	4.9%	183,896	25.5%
7.01% to 8.00%		3,598	0.2%	7,416	1.0%
8.01% and higher		7	0.0%	24	0.0%
Total certificate accounts	5.3%	557,722	38.6%	264,659	36.7%
Total interest bearing deposits	3.8%	1,211,746	83.8%	579,363	80.4%
Total deposits	3.2%	$ 1,446,064	100.0%	720,570	100.0%
Deposits with a balance in excess of $100,000		$ 416,137		$ 241,270	

At December 31, 2001, scheduled maturities of certificate accounts are as follows:

(dollars in thousands)	Total	Years ending December 31, 2002	2003	2004	2005	Thereafter
2.00% and lower	$ 6,868	5,591	672	605	--	--
2.01% to 3.00%	102,961	100,977	1,692	292	--	--
3.01% to 4.00%	140,610	118,119	17,308	4,286	169	728
4.01% to 5.00%	125,544	108,060	8,087	6,025	1,109	2,263
5.01% to 6.00%	107,462	81,425	13,666	7,732	2,069	2,570
6.01% to 7.00%	70,672	48,560	11,110	3,106	6,111	1,785
7.01% to 8.00%	3,598	2,045	873	16	664	--
8.01% and higher	$ 7	7	--	--	--	--
	557,722	464,784	53,408	22,062	10,122	7,346

6. Deposits...continued

Interest expense on deposits is summarized as follows:

(dollars in thousands)		Years ended December 31, 2001	2000	1999
NOW accounts	$	1,758	1,068	1,064
Savings accounts		1,855	806	843
Money market demand accounts		9,575	7,447	5,304
Certificate accounts		29,504	13,353	9,283
	$	42,692	22,674	16,494

7. Advances From Federal Home Loan Bank of Seattle

Advances from the Federal Home Loan Bank of Seattle consist of the following:

	Maturing in years ending December 31,						Totals as of December 31,	Totals as of December 31,
(dollars in thousands)	2002	2003	2004	2005	2006	2007-2012	2001	2000
1.00% to 2.00%	35,600	--	--	--	--	--	35,600	--
2.01% to 3.00%	325	--	--	--	--	--	325	--
3.01% to 4.00%	5,000	--	12,250	1,250	--	--	18,500	--
4.01% to 5.00%	126,402	85,075	5,500	--	--	--	216,977	25
5.01% to 6.00%	24,922	28,558	12,652	144	144	18,273	84,693	21,980
6.01% to 7.00%	6,979	237	189	174	1,074	817	9,470	172,917
7.01% to 8.00%	40	240	140	210	500	400	1,530	1,669
8.01% to 8.15%	--	100	100	--	--	--	200	200
	$ 199,268	114,210	30,831	1,778	1,718	19,490	367,295	196,791

These advances are collateralized by the Federal Home Loan Bank of Seattle stock held by the Company and a blanket assignment of the Bank's unpledged qualifying real estate loans and investments. The total amount of advances available, subject to collateral availability, as of December 31, 2001 was approximately $306,553,000.

The weighted average interest rate on these advances was 5.24% and 6.35% at December 31, 2001 and 2000, respectively.

The Federal Home Loan Bank of Seattle holds callable options, which may be exercised after a predetermined time, and quarterly thereafter. At December 31, 2001 advances totaling $18,000,000 with contractual maturities in 2008 and initial call dates in 2001 on $3,000,000 and 2003 on $15,000,000 were outstanding.

8. Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Securities sold under agreements to repurchase consist of the following at:

(dollars in thousands) December 31, 2001		Repurchase amount	Weighted average rate		Book value of underlying assets	Market value of underlying assets
Securities sold under agreements to repurchase within:						
1-30 days	$	29,452	2.09%	$	46,721	49,088
Greater than 90 days		3,133	2.38%		2,538	2,657
	$	32,585	2.11%	$	49,259	51,745
December 31, 2000:						
Securities sold under agreements to repurchase within:						
1-30 days	$	12,650	4.32%	$	17,995	18,139
31-90 days		9,100	6.48%		12,945	13,049
Greater than 90 days		3,127	6.57%		4,448	4,484
	$	24,877	5.39%	$	35,388	35,672

The securities, consisting of agency issued or guaranteed mortgage backed securities, underlying agreements to repurchase entered into by the Company are for the same securities originally sold, and are held in a custody account by a third party. For the year ended December 31, 2001 and 2000 securities sold under agreements to repurchase averaged approximately $27,375,000 and $19,052,000, respectively, and the maximum outstanding at any month end during the year was approximately $37,814,000 and $24,877,000, respectively.

The Company also has a treasury tax and loan account note option program which provides short term funding with no fixed maturity date up to $12,850,000 at federal funds rates minus 25 basis points. At December 31, 2001 and 2000 the outstanding balance under this program was approximately $1,060,000 and $4,302,000. The borrowings are secured with investment securities with a par value of approximately $18,075,000 and a market value of approximately $18,494,000. For the year ended December 31, 2001, the maximum outstanding at any month end was approximately $12,350,000 and the average balance was approximately $5,296,000.

During 1999, the Company assumed Big Sky's subordinated convertible debentures as part of the merger transaction. The outstanding balance at December 31, 2000 was $350,000. The interest rate was 7.5 percent, payable quarterly. On December 31, 2001, the debentures became due and were exchanged for 33,257 shares of Company stock and $8,508 in cash.

9. Trust Preferred Securities

On December 18, 2000, the Company established Glacier Capital Trust I ("Glacier Trust"), a wholly owned statutory business trust. On January 25, 2001, Glacier Trust offered 1,400,000 preferred securities at $25 per preferred securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $35,000,000 and using the proceeds to purchase junior subordinated debentures ("Subordinated Debentures") issued by the Parent Company. The sole assets of the Trust are the Subordinated Debentures.

The Trust Preferred Securities bear a cumulative fixed interest rate of 9.40% and mature on February 1, 2031. Interest distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear interest at a rate of 9.40% per annum and mature on February 1, 2031. Interest is payable quarterly. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank, the Trust Preferred Securities may be redeemed prior to maturity at the Company's option on or after February 1, 2006 at par. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) Glacier Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by Parent Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for Glacier Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities qualify as Tier 1 capital under regulatory definitions. Issuance costs consisting primarily of underwriting discounts and professional fees of $1,546,000 were capitalized and are being amortized over 60 months using the straight-line method.

10. Regulatory Capital

The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2001:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated	168,389	11.81%	57,010	4.00%	85,515	6.00%
Glacier	39,317	12.04%	13,065	4.00%	19,597	6.00%
First Security	32,054	9.80%	13,078	4.00%	19,618	6.00%
Western	34,128	13.04%	10,466	4.00%	15,699	6.00%
Mountain West	19,807	10.03%	7,902	4.00%	11,854	6.00%
Big Sky	11,778	9.53%	4,941	4.00%	7,412	6.00%
Valley	11,625	10.02%	4,641	4.00%	6,961	6.00%
Whitefish	8,440	11.65%	2,898	4.00%	4,347	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated	186,215	13.07%	114,020	8.00%	142,524	10.00%
Glacier	43,016	13.17%	26,129	8.00%	32,661	10.00%
Western	37,422	14.30%	20,932	8.00%	26,165	10.00%
First Security	35,797	10.95%	26,157	8.00%	32,696	10.00%
Mountain West	21,850	11.06%	15,805	8.00%	19,756	10.00%
Big Sky	13,326	10.79%	9,882	8.00%	12,353	10.00%
Valley	12,817	11.05%	9,281	8.00%	11,601	10.00%
Whitefish	9,346	12.90%	5,796	8.00%	7,245	10.00%
Leverage capital to total average assets						
Consolidated	168,389	8.21%	82,049	4.00%	102,561	5.00%
Glacier	39,317	8.32%	18,911	4.00%	23,639	5.00%
First Security	32,054	7.56%	16,958	4.00%	21,198	5.00%
Western	34,128	8.62%	15,845	4.00%	19,807	5.00%
Mountain West	19,807	6.33%	12,511	4.00%	15,639	5.00%
Big Sky	11,778	7.10%	6,638	4.00%	8,297	5.00%
Valley	11,625	7.22%	6,442	4.00%	8,053	5.00%
Whitefish	8,440	7.06%	4,784	4.00%	5,980	5.00%

10. Regulatory Capital. . . continued

The following table illustrates the Federal Reserve Board's adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2000:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital to risk weighted assets						
Consolidated..........	91,263	12.31%	29,659	4.00%	44,489	6.00%
Glacier..................	37,328	13.45%	11,099	4.00%	16,648	6.00%
First Security.........	18,099	9.98%	7,254	4.00%	10,881	6.00%
Mountain West.......	9,797	11.12%	3,523	4.00%	5,285	6.00%
Big Sky	6,223	9.68%	2,572	4.00%	3,858	6.00%
Valley	7,598	12.41%	2,448	4.00%	3,673	6.00%
Whitefish..............	8,324	13.43%	2,479	4.00%	3,718	6.00%
Tier 2 (total) capital to risk weighted assets						
Consolidated..........	99,062	13.36%	59,319	8.00%	74,149	10.00%
Glacier..................	39,897	14.38%	22,198	8.00%	27,747	10.00%
First Security.........	20,229	11.15%	14,508	8.00%	18,135	10.00%
Mountain West.......	10,737	12.19%	7,046	8.00%	8,808	10.00%
Big Sky	6,951	10.81%	5,144	8.00%	6,430	10.00%
Valley	8,293	13.55%	4,897	8.00%	6,121	10.00%
Whitefish..............	9,083	14.66%	4,958	8.00%	6,197	10.00%
Leverage capital to total average assets						
Consolidated..........	91,263	8.72%	41,853	4.00%	52,317	5.00%
Glacier..................	37,328	8.08%	18,471	4.00%	23,088	5.00%
First Security.........	18,099	8.64%	8,376	4.00%	10,470	5.00%
Mountain West.......	9,797	8.11%	4,832	4.00%	6,040	5.00%
Big Sky	6,223	8.28%	3,005	4.00%	3,756	5.00%
Valley	7,598	8.66%	3,509	4.00%	4,387	5.00%
Whitefish..............	8,324	9.59%	3,471	4.00%	4,339	5.00%

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding Company if the institution would thereafter be capitalized at less than 8% of total risk-based capital, 4% of Tier I capital, or a 4% leverage ratio. At December 31, 2001 and 2000, the subsidiary banks' capital measures exceed the highest supervisory threshold, which requires total Tier II capital of at least 10%, Tier I capital of at least 6%, and a leverage ratio of at least 5%. Each of the subsidiaries was considered well capitalized by the respective regulator as of December 31, 2001 and 2000.

11. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(dollars in thousands)		Years ended December 31, 2001	2000	1999
Current:				
Federal	$	9,292	6,259	5,675
State		2,141	1,460	1,254
Total current tax expense		11,433	7,719	6,929
Deferred:				
Federal		454	(74)	(164)
State		139	(65)	(43)
Total deferred tax expense (benefit)		593	(139)	(207)
Total income tax expense	$	12,026	7,580	6,722

Federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31, 2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	4.4%	4.2%	4.1%
Other, net	-3.7%	-4.1%	-3.9%
	35.7%	35.1%	35.2%

Tax exempt interest for the years ended December 31, 2001, 2000 and 1999 was approximately $3,715,000, $2,816,000, and $2,301,000, respectively.

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

(dollars in thousands)		December 31, 2001	2000
Deferred tax assets:			
Allowance for losses on loans	$	7,816	3,270
Deferred compensation		1,540	213
Vacation accrual		280	69
Intangibles		181	--
Other		556	158
Total gross deferred tax assets		10,373	3,710
Deferred tax liabilities:			
Federal Home Loan Bank stock dividends		(7,870)	(2,678)
Fixed assets, due to differences in depreciation		(1,969)	(823)
Available-for-sale securities fair value adjustment		(1,149)	(183)
Tax bad debt reserve in excess of base-year reserve		(494)	(200)
Deferred loan fees		(243)	(33)
Other		(428)	(371)
Total gross deferred tax liabilities		(12,153)	(4,288)
Net deferred tax liability	$	(1,780)	(578)

11. Federal and State Income Taxes . . . continued

There is no valuation allowance at December 31, 2001 and 2000 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

Retained earnings at December 31, 2001 includes approximately $3,600,000 for which no provision for Federal income tax has been made. This amount represents the base year bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

12. Employee Benefit Plans

The Company has a noncontributory defined contribution retirement plan covering substantially all employees. The Company follows the policy of funding retirement plan contributions as accrued. The total retirement plan expense for the years ended December 31, 2001, 2000, and 1999 was approximately $1,599,000, $1,058,000 and $791,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 10% of their monthly salaries. The Company matches an amount equal to 50% of the employee's contribution, up to 6% of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2001, 2000 and 1999 was approximately $511,000, $331,000, and $288,000, respectively

The Company has a Supplemental Executive Retirement Plan (SERP) which provides retirement benefits at the savings and retirement plan levels, for amounts that are limited by IRS regulations under those plans. The Company's contribution to the SERP for the years ended December 31, 2001, 2000 and 1999 was approximately $9,000, $18,000, and $10,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 25% of a participants' salary, and for 100% of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $59,000, $34,000, and $43,000, for the years ending December 31, 2001, 2000, and 1999, respectively. The participant receives an earnings credit at a one year certificate of deposit rate, or at the total return rate on Company stock, on the amount deferred, as elected by the participant at the time of the deferral election. The total earnings (losses) for the years ended 2001, 2000, and 1999 were approximately 164,000, ($24,000), and ($33,000), respectively. In connection with the WesterFed acquisition (See note 20), the Company assumed the obligations of a deferred compensation plan for certain key employees. The plan provides predetermined periodic payments over 10 to 15 years upon retirement or death. As of December 31, 2001, the liability related to the obligation was approximately $2,595,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligation during 2001 was insignificant.

The Company has entered into employment contracts with nine senior officers that provide benefits under certain conditions following a change in control of the Company.

13. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,		
	2001	2000	1999
Net earnings available to common stockholders, basic.... $	21,689,058	14,003,000	12,352,000
After tax effect of interest on convertible subordinated debentures....	16,000	16,000	16,000
Net earnings available to common stockholders, diluted.... $	21,705,058	14,019,000	12,368,000
Average outstanding shares - basic..........	15,701,935	11,440,391	11,392,861
Add: Dilutive stock options.....................	406,089	70,730	174,183
Convertible subordinated debentures....	33,025	33,025	33,025
Average outstanding shares - diluted.........	16,141,049	11,544,146	11,600,069
Basic earnings per share...................... $	1.38	1.22	1.08
Diluted earnings per share.................... $	1.34	1.21	1.07

There were approximately 276,000, 510,000 and 351,000 option shares in 2001, 2000 and 1999, respectively, that were not included because the option exercise price exceeded the market value.

14. Stock Option Plans

During fiscal 1984, an Incentive Stock Option Plan was approved which provided for the grant of options limited to 168,750 shares to certain full time employees of the Company. In the year ended June 30, 1990, additional Stock Option Plans were approved which provided for the grant of options limited to 29,445 shares to outside Directors and 166,860 shares to certain full time employees of the Company. In the year ended December 31, 1994 a Stock Option Plan was approved which provided for the grant of options to outside Directors of the Company, limited to 50,000 shares. In the year ended December 31, 1995 a Stock Option Plan was approved which provided for the grant of options limited to 279,768 shares to certain full-time employees of the Company. In April 1999 the Directors 1994 Stock Option Plan, and the Employees 1995 Stock Option Plan, were amended to provide 100,000 and 600,000 additional shares for the Directors and Employees Plans, respectively. The option price at which the Company's common stock may be purchased upon exercise of options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted. The 1984 plan also contains provisions permitting the optionee, with the approval of the Company, to surrender his or her options for cancellation and receive cash or common stock equal to the difference between the exercise price and the then fair market value of the shares on the date of surrender (cash-less exercise).

The fiscal 1990 and 1995 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. All option shares are adjusted for stock splits and stock dividends. The term of the options may not exceed five years from the date the options are

14. Stock Option Plans . . . continued

granted. The employee options vest over a period of two years and the director options vest over a period of six months.

At December 31, 2001, total shares available for option grants to employees and directors are 559,687. Changes in shares granted for stock options for the years ended December 31, 2001, 2000, and 1999, are summarized as follows:

	Options outstanding		Options exercisable	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, December 31, 1998	594,458	$ 14.40	278,221	$ 10.36
Canceled	(43,439)	18.57	(2,631)	11.74
Granted	217,573	22.27	10,620	16.95
Became exercisable			197,139	16.01
Stock dividend	55,913		32,042	
Exercised	(113,049)	11.58	(113,049)	11.58
Balance, December 31, 1999	711,456	15.85	402,342	12.41
Canceled	(12,687)	15.42	(28,889)	16.77
Granted	145,818	15.27		
Became exercisable			161,852	17.81
Stock dividend	54,887		60,210	
Exercised	(14,161)	9.47	(14,161)	9.47
Balance, December 31, 2000	885,313	14.34	581,354	13.13
Canceled	(45,059)	15.20	(18,523)	17.84
Granted	222,006	14.98		
Became exercisable			179,992	18.72
WesterFed acquisition	947,979	7.45	947,979	7.45
Exercised	(864,571)	7.82	(864,571)	7.82
Balance, December 31, 2001	1,145,668	13.64	826,231	13.28

The range of exercise prices on options outstanding at December 31, 2001 is as follows:

				Options exercisable	
Price range	Shares	Weighted average exercise price	Weighted average life of options	Shares	Weighted average exercise price
$2.76 - $8.12	146,722	$5.84	2.1 years	146,722	$5.84
$8.75 - $9.36	149,110	9.09	6.3 years	149,110	9.09
$11.21 - $13.07	167,010	11.92	2.9 years	166,010	11.92
$13.53 - $15.52	274,723	13.74	3.6 years	22,286	14.61
$17.50 - $19.09	359,603	18.43	2.1 years	303,603	18.58
$20.91 - $21.82	48,500	21.07	3.0 years	38,500	21.10
	1,145,668	13.64	3.2 years	826,231	13.28

14. Stock Option Plans . . . continued

The options exercised during the year ended December 31, 2001 were at prices from $5.59 to $13.10.

In connection with the acquisition of WesterFed Financial Corporation, outstanding options for employees and directors of WesterFed for 947,979 were exchanged for options outstanding of Company stock at a weighted average exercise price of $7.45.

The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $2.81, $2.47, and $5.04, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: 2001 – expected dividend yield of 3.6%, risk-free interest rate of 4.44%, volatility ratio of 25%, and expected life of 4.8 years: 2000 – expected dividend yield of 4.6%, risk-free interest rate of 4.98%, volatility ratio of 25%, and expected life of 4.8 years: 1999 – expected dividend yield of 3.3%, risk-free interest rate of 6.2%, volatility ratio of 23%, and expected life of 4.8 years.

The exercise price of all options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value of the option itself at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

		Years ended December 31,		
		2001	2000	1999
Net earnings (in thousands):	As reported $	21,689	14,003	12,352
	Pro forma	21,360	13,379	11,463
Basic earnings per share:	As reported	1.38	1.22	1.08
	Pro forma	1.36	1.17	1.00
Diluted earnings per share:	As reported	1.34	1.21	1.07
	Pro forma	1.32	1.16	0.99

15. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

Statements of Financial Condition (dollars in thousands)	December 31, 2001	2000
Assets:		
Cash	$ 6,548	1,674
Interest bearing cash deposits	441	586
Cash and cash equivalents	6,989	2,260
Investment securities, available-for-sale	321	1,075
Other assets	5,087	3,022
Goodwill, net	2,166	2,150
Investment in subsidiaries	200,438	92,235
	$ 215,001	100,742
Liabilities and Stockholders' Equity:		
Dividends payable	$ 2,538	1,758
Trust preferred securities	35,000	-
Other liabilities	480	871
Total liabilities	38,018	2,629
Common stock	169	114
Paid-in capital	167,371	101,828
Retained earnings (accumulated deficit)	7,687	(4,087)
Accumulated other comprehensive income	1,756	258
Total stockholders' equity	176,983	98,113
	$ 215,001	100,742

Statements of Operations (dollars in thousands)	Years ended December 31, 2001	2000	1999
Revenues			
Dividends from subsidiaries	$ 37,268	8,650	8,518
Other income	371	163	161
Intercompany charges for services	3,826	2,469	1,617
Total revenues	41,465	11,282	10,296
Expenses			
Employee compensation and benefits	2,984	1,852	1,519
Goodwill amortization	236	243	243
Other operating expenses	6,743	1,635	1,027
Total expenses	9,963	3,730	2,789
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries	31,502	7,552	7,507
Income tax benefit	(2,181)	(359)	(328)
Income before equity in undistributed earnings of subsidiaries	33,683	7,911	7,835
Equity in undistributed earnings of subsidiaries	(11,994)	6,092	4,517
Net earnings	$ 21,689	14,003	12,352

15. Parent Company Information (Condensed) . . . continued

Statements of Cash Flows (dollars in thousands)	Years ended December 31, 2001	2000	1999
Operating Activities			
Net earnings $	21,689	14,003	12,352
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Goodwill amortization	236	243	242
Gain on sale of investments available-for-sale	--	(11)	--
Equity in undistributed earnings of subsidiaries	11,994	(6,092)	(4,517)
Net increase in other assets and other liabilities	(965)	321	375
Net cash provided by operating activities	32,954	8,464	8,452
Investing activities			
Purchases of investment securities available-for-sale	--	--	(103)
Proceeds from sales, maturities and prepayments of securities available-for-sale	254	702	3
Equity contribution to subsidiary	(61,934)	(2,200)	(2,500)
Net addition of premises and equipment	(921)	(480)	(1,510)
Acquisition of minority interest	(251)	--	--
Net cash used by investing activities	(62,852)	(1,978)	(4,110)
Financing activities			
Proceeds from exercise of stock options and other stock issued	9,542	101	1,073
Proceeds from issuance of trust preferred securities	35,000	--	--
Cash dividends paid	(9,915)	(6,904)	(5,923)
Net cash provided (used) by financing activities	34,627	(6,803)	(4,850)
Net increase (decrease) in cash and cash equivalents	4,729	(317)	(508)
Cash and cash equivalents at beginning of year	2,260	2,577	3,085
Cash and cash equivalents at end of year $	6,989	2,260	2,577

16. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (in thousands except per share amounts):

	Quarters Ended, 2001 (2) March 31	June 30	September 30	December 31
Interest income $	26,375	38,663	37,100	35,782
Interest expense	13,273	19,536	17,901	14,836
Net interest income	13,102	19,127	19,199	20,946
Provision for loan losses	585	1,838	1,006	1,096
Income before income taxes	6,129	8,683	8,879	10,024
Net earnings	3,914	5,608	5,707	6,460
Basic earnings per share	0.30	0.35	0.34	0.39
Diluted earnings per share	0.29	0.34	0.33	0.38
Dividends per share	0.15	0.15	0.15	0.15
Market range high-low	$16.13-$12.25	$19.75-$14.50	$19.20-$17.06	$21.19-$15.78

16. Unaudited Quarterly Financial Data . . . continued

	Quarters Ended, 2000			
	March 31	June 30	September 30	December 31
Interest income .... $	18,246	19,293	20,400	20,898
Interest expense..............................	8,345	9,134	9,881	9,997
Net interest income........................	9,901	10,159	10,519	10,901
Provision for loan losses.................	487	505	491	381
Income before income taxes............	4,979	4,983	6,137	5,485
Net earnings	3,228	3,192	3,853	3,730
Basic earnings per share [1]............	0.28	0.28	0.34	0.32
Diluted earnings per share [1]..........	0.28	0.28	0.33	0.32
Dividends per share [1]....................	0.14	0.15	0.15	0.15
Market range high-low [1]	$14.82-$11.25	$14.44-$11.00	$13.38-$11.00	$13.31-$11.00

[1] Per share amounts adjusted to reflect effect of 10% stock dividend

[2] Includes WesterFed results from February 28, 2001

17. Fair Value of Financial Instruments

Financial instruments have been defined to generally mean cash or a contract that implies an obligation to deliver cash or another financial instrument to another entity. For purposes of the Company's Consolidated Statement of Financial Condition, this includes the following items:

	2001		2000	
(dollars in thousands)	**Amount**	**Fair Value**	Amount	Fair Value
Financial Assets:				
Cash .... $	**73,456**	**73,456**	41,456	41,456
Interest bearing cash deposits	**23,970**	**23,970**	10,330	10,330
Investment securities	**158,036**	**158,036**	71,415	71,415
Mortgage-backed securities	**350,542**	**350,542**	140,473	140,473
Loans..	**1,322,327**	**1,359,925**	733,561	728,511
FHLB and Federal Reserve Bank stock	**37,007**	**37,007**	18,098	18,098
Financial Liabilities:				
Deposits .... $	**1,446,064**	**1,472,241**	720,570	721,217
Advances from the FHLB of Seattle......................	**367,295**	**375,253**	196,791	198,195
Repurchase agreements and other borrowed funds	**33,645**	**33,645**	29,529	29,529

Financial assets and financial liabilities other than securities are not traded in active markets. The above estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates. These estimates may also vary significantly from the amounts that could be realized in actual transactions.

Financial Assets – The estimated fair value approximates the book value of cash and interest bearing cash deposits. For investment and mortgage-backed securities, the fair value is based on quoted market prices. The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made. The fair value of FHLB and Federal Reserve Bank stock approximates the book value.

17. Fair Value of Financial Instruments...continued

Financial Liabilities – The estimated fair value of demand and savings deposits approximates the book value since rates are periodically adjusted to market rates. Certificate accounts fair value is estimated by discounting the future cash flows using current rates for similar deposits. Advances from the FHLB of Seattle fair value is estimated by discounting future cash flows using current rates for advances with similar weighted average maturities. Repurchase agreements and other borrowed funds have variable interest rates, or are short term, so fair value approximates book value.

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, so no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

18. Contingencies and Commitments

The company leases certain land, premises and equipment from third parties under operating leases. Total rent expense for the year ended December 31, 2001, 2000, and 1999 was approximately $865,000 $462,000, and $352,000, respectively. The total future minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2000 are as follows:

Years ended December 31,	Amount
2002	$ 664
2003	518
2004	441
2005	343
2006	294
Thereafter	2,951
Total minimum future rental expense	$ 5,211

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

19. Business Combinations

On January 18, 1999, the Company issued 227,707 shares of common stock in exchange for all of the outstanding stock of Big Sky Western Bank. This business combination has been accounted for as a pooling-of-interests combination and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Big Sky Western Bank.

On February 4, 2000, the Company issued 844,257 shares of common stock in exchange for all of the outstanding stock of Mountain West Bank. This business combination has been accounted for as a pooling-of-interests combination, and accordingly, the consolidated financial statements for the periods prior to the combination have been restated to include the accounts and results of operations of Mountain West Bank.

20. Acquisitions

On October 8, 1999, the Company, through its largest subsidiary Glacier Bank, acquired the two Butte, Montana offices of Washington Mutual Bank with approximately $73,000,000 in deposits. This acquisition was accounted for as a purchase and accordingly, the consolidated statement of operations for the year ended December 31, 1999 includes the results of these branch operations from the date of purchase. The premium paid of $4,767,000 included a core deposit intangible of approximately $1,797,000 and goodwill of approximately $2,970,000.

On February 28, 2001 the Company completed the acquisition of WesterFed Financial Corporation. The Company issued 4,530,462 shares and $37,274,000 cash to shareholders as consideration for the merger. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of WesterFed were recorded by the Company at their respective fair values at the time of the completion of the merger and the results of WesterFed have been included with those of the Company since the date of the acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill and was amortized over a useful life of 20 years during the current year. Subsequent to 2001, the goodwill will not be amortized, but will be evaluated for impairment in accordance with FASB Statement No. 142 (See note 1(l)), a recently issued standard.

The estimated fair values of net assets acquired at the acquisition date are summarized as follows:

(Dollars in thousands)		
Cash and due from banks	$	24,891
Investments available-for-sale		185,688
FHLB stock		13,062
Loans		613,796
Premises and equipment		25,361
Goodwill		16,630
Core deposit intangible		7,449
Other assets		10,965
		897,842
Deposits	$	603,555
FHLB advances		165,386
Repurchase agreements		7,851
Other liabilities		27,338
		804,130
Total consideration paid	$	93,712

On March 15, 2001, the Company completed the acquisition, subject to certain adjustments, of seven Wells Fargo & Company and First Security Corporation subsidiary banks located in Idaho and Utah. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of the acquired banks were recorded by the Company at their respective fair values at the date of the acquisition and the results of the banks operations have been included with those of the Company since the date of acquisition. The excess of the Company's purchase price over the net fair value of the assets acquired and liabilities assumed, including identifiable intangible assets, was recorded as goodwill and is being amortized over a useful life of 20 years.

20. Acquisitions...continued

The estimated fair values of the branches net assets acquired at the acquisition date are summarized as follows

(Dollars in thousands)		
Cash and due from banks	$	122,149
Loans		36,573
Premises and equipment		6,449
Core deposit intangible		1,514
Other assets		196
		166,881
Deposits	$	183,968
Other liabilities		463
		184,431
Net liabilities assumed in excess of identifiable net assets acquired	$	17,550

The following unaudited pro forma information presents the consolidated results of operations as if the 2001 acquisitions had occurred on January 1, 2000. The table is for comparison purposes only.

		For the years ended ended December 31,	
(dollars in thousands, except per share data)		2001	2000
Total interest and non-interest income	$	214,991	185,758
Net earnings	$	22,737	20,251
Net earnings per common share - basic	$	1.38	1.27
Net earnings per common share - diluted	$	1.34	1.23

The pro forma information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the periods presented or of future results of operations. For example, these results do not take into affect any efficiencies or revenue enhancements that might have been realized had the acquisition occurred at the beginning of the periods.

21. Sale of Branches

On June 23, 2001 the Company completed the sale of six branch locations in north central Montana with assets of $23,500,000 to Stockman Bank of Montana ("Stockman"). Stockman acquired five Western Security Bank offices and one Glacier Bank office. Included in the sale were loans of approximately $21,800,000, property and equipment with a book value of approximately $1,700,000, and deposits of $81,700,000. A gain of $511,000 was recognized on the sale.

22. Operating Segment Information

FASB Statement 131, Financial Reporting for Segments of a Business Enterprise, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. According to the statement, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates segment performance internally based on individual bank charter, and thus the operating segments are so defined. All segments, except for the segment defined as "other," are based on commercial banking operations. The operating segment defined as "other" includes the Parent company, nonbank operating units, and eliminations of transactions between segments.

The accounting policies of the individual operating segments are the same as those of the Company described in note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

The following is a summary of selected operating segment information for the years ended and as of December 31, 2001, 2000, and 1999 (in thousands). *During the third quarter of 2001, certain branches of* Western were transferred to other Company owned banks located in the same geographic area which accounted for much of the change in activity for certain segments.

2001		Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income	$	19,032	14,239	17,094	10,141	4,678	5,998	4,290	(3,098)	72,374
Provision for loan losses		962	975	1,350	276	333	365	264	-	4,525
Net interest income after provision for loan losses		18,070	13,264	15,744	9,865	4,345	5,633	4,026	(3,098)	67,849
Noninterest income		7,216	3,070	4,517	3,855	1,294	1,990	1,157	152	23,251
Merger expense		248	65	136	761	36	103	5	621	1,975
Goodwill amortization		145	78	454	731	24	31	-	236	1,699
Core deposit amortization		254	136	650	208	21	56	-	-	1,325
Other noninterest expense		12,120	6,813	10,795	10,854	2,983	4,356	2,572	1,858	52,351
Income before income taxes and minority interest		12,519	9,242	8,226	1,166	2,575	3,077	2,606	(5,661)	33,750
Minority interest									35	35
Income tax expense (benefit)		4,505	3,556	3,026	150	995	1,114	819	(2,139)	12,026
Net income	$	8,014	5,686	5,200	1,016	1,580	1,963	1,787	(3,557)	21,689
Assets	$	474,421	427,976	406,359	342,841	168,865	165,372	121,409	(21,496)	2,085,747
Net loans		316,626	341,214	229,007	162,701	110,363	103,062	59,721	(367)	1,322,327
Deposits		340,186	345,423	237,477	254,133	97,488	124,072	64,885	(17,600)	1,446,064
Stockholders' equity		46,473	37,479	42,825	37,668	13,394	13,134	8,775	(22,765)	176,983

2000		Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income	$	16,361	9,324	-	5,037	2,721	4,171	3,741	125	41,480
Provision for loan losses		460	360	-	410	180	205	249	-	1,864
Net interest income after provision for loan losses		15,901	8,964	-	4,627	2,541	3,966	3,492	125	39,616
Noninterest income		5,913	2,000	-	2,206	750	1,411	1,036	(22)	13,294
Merger expense		-	-	-	-	-	-	-	-	-
Goodwill amortization		118	-	-	-	-	-	-	242	360
Core deposit amortization		199	-	-	-	-	-	-	-	199
Other noninterest expense		11,440	4,771	-	5,153	2,527	3,498	2,455	863	30,707
Income before income taxes and minority interest		10,057	6,193	-	1,680	764	1,879	2,073	(1,002)	21,644
Minority interest									61	61
Income tax expense (benefit)		3,456	2,251	-	657	258	657	622	(321)	7,580
Net income	$	6,601	3,942	-	1,023	506	1,222	1,451	(742)	14,003
Assets	$	469,351	214,231	-	126,518	77,111	87,791	87,125	(5,415)	1,056,712
Net loans		282,467	180,041	-	90,921	57,050	62,645	60,437	-	733,561
Deposits		288,556	164,168	-	86,632	49,616	76,508	60,760	(5,670)	720,570
Stockholders' equity		42,049	18,027	-	9,780	6,090	7,649	8,462	6,056	98,113

22. Operating Segment Information . . . continued

1999		Glacier	First Security	Western	Mountain West	Big Sky	Valley	Whitefish	Other	Consolidated
Net interest income	$	15,266	8,804	-	3,755	2,077	3,614	3,334	234	37,084
Provision for loan losses		470	600	-	217	191	155	90	-	1,723
Net interest income after provision for loan losses		14,796	8,204	-	3,538	1,886	3,459	3,244	234	35,361
Noninterest income		5,539	2,260	-	1,745	881	1,494	988	(98)	12,809
Merger expense		-	-	-	78	-	-	-	119	197
Goodwill amortization		28	-	-	-	-	-	-	225	253
Core deposit amortization		50	-	-	-	-	-	-	-	50
Other noninterest expense		10,750	4,567	-	4,941	2,096	2,977	2,488	726	28,545
Income before income taxes and minority interest		9,507	5,897	-	264	671	1,976	1,744	(934)	19,125
Minority interest									51	51
Income tax expense (benefit)		3,303	2,132	-	91	231	731	539	(305)	6,722
Net income	$	6,204	3,765	-	173	440	1,245	1,205	(680)	12,352
Assets	$	460,257	193,548	-	89,884	66,255	82,587	81,082	388	974,001
Net loans		272,060	161,781	-	61,930	43,850	58,924	53,663	-	652,208
Deposits		276,880	143,645	-	67,824	41,034	65,095	52,775	(3,147)	644,106
Stockholders' equity		36,040	15,640	-	6,243	5,281	7,073	7,742	7,037	85,056

KPMG

P.O. Box 7108
Billings, MT 59103

Independent Auditors' Report

The Board of Directors and Stockholders
Glacier Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Billings, Montana
February 1, 2002

KPMG LLP

Management's Discussion and Analysis of Financial Condition And Results of Operations

The Company is a Delaware corporation and at December 31, 2001 had six commercial banks located in Montana as subsidiaries: Glacier Bank, Glacier Bank of Whitefish, First Security Bank of Missoula, Valley Bank of Helena, Big Sky Western Bank, and Western Security Bank. Mountain West Bank of Coeur d'Alene, Idaho is its seventh banking subsidiary. The following discussion and analysis includes the effect of the pooling-of-interests mergers with Big Sky Western Bank and Mountain West Bank, during 1999 and 2000, respectively. Prior period information has been restated to include amounts from the Mountain West and Big Sky mergers. The first quarter 2001 acquisitions of WesterFed Financial Corporation and the branch purchases in Idaho and Utah from Wells Fargo and First Security Corporation were accounted for as a purchase, and accordingly the financial information presented includes the assets and results of operations of those locations from the date of purchase. The Company reported earnings of $21,689,000 for the year ended December 31, 2001, or $1.38 basic earnings per share, and $1.34 diluted earnings per share, compared to $14,003,000, or $1.22 basic earnings per share, and $1.21 diluted earnings per share, for the year ended December 31, 2000, and $12,352,000, or $1.08 basic earnings per share and $1.07, diluted earnings per share, for the year ended December 31, 1999. The continued improvement in net income can be primarily attributed to the acquisition of WesterFed, an increase in earning assets, management of net interest margin, and strong non-interest income. The following narrative and tables focus on the significant financial changes that have taken place over the past years and include a discussion of the Company's financial condition, results of operations, and capital resources.

Financial Condition

The following table summarizes the Company's major asset and liability components as a percentage of total assets at December 31, 2001, 2000, and 1999.

	December 31,		
Assets:	**2001**	2000	1999
Cash, and Cash Equivalents, Investment Securities, FHLB and Federal Reserve Stock	**30.8%**	26.7%	28.6%
Real Estate Loans and Loans Held for Sale	**20.1%**	21.8%	23.1%
Commercial Loans	**29.2%**	31.8%	28.7%
Consumer Loans	**14.1%**	15.9%	15.9%
Other Assets	**5.8%**	3.8%	3.7%
	100.0%	100.0%	100.0%
Liabilities and Stockholder's Equity:			
Deposit Accounts	**69.3%**	68.2%	66.1%
FHLB Advances	**17.6%**	18.6%	21.4%
Other Borrowings and Repurchase Agreements	**3.3%**	2.8%	2.7%
Other Liabilities	**1.3%**	1.1%	1.1%
Stockholders' Equity	**8.5%**	9.3%	8.7%
	100.0%	100.0%	100.0%

Effect of inflation and changing prices

Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2001, we had a negative GAP position at six and twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 13.90% which compares to a negative 19.01% at December 31, 2000 and a negative 24.22% at December 31, 1999. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Superior earnings power is also a key factor in reducing exposure to higher interest rates. Using this analysis to join GAP information with earnings data produces a better picture of our strength and ability to handle interest rate change. The methodology used to compile this GAP information is based on our mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

	Projected maturity or repricing				
(dollars in thousands)	0-6 Months	6-12 Months	1 - 5 years	More than 5 years	Total
Assets:					
Interest bearing deposits $	23,970	-	-	-	23,970
Investment securities	9,885	2,515	18,066	127,570	158,036
Mortgage-backed securities	48,018	42,350	165,571	94,603	350,542
Floating rate loans	293,191	45,129	209,083	7,775	555,178
Fixed rate loans	158,678	107,707	349,469	171,960	787,814
FHLB stock and FRB stock	30,744	-	-	6,263	37,007
Total interest bearing assets $	564,486	197,701	742,189	408,171	1,912,547
Liabilities:					
Interest-bearing deposits	646,416	149,026	92,656	323,648	1,211,746
FHLB advances	124,182	75,086	148,537	19,490	367,295
Other borrowed funds and repurchase agreements	33,271	-	-	374	33,645
Total interest bearing liabilities $	803,869	224,112	241,193	343,512	1,612,686
Repricing gap $	(239,383)	(26,411)	500,996	64,659	299,861
Cumulative repricing gap $	(239,383)	(265,794)	235,202	299,861	
Cumulative gap as a % of total assets	-12.52%	-13.90%	12.30%	15.68%	
Gap Earnings Sensitivity (1) $		(1,621)			
Gap Earnings Sensitivity Ratio (2)		-7.48%			

(1) Gap Earnings Sensitivity is the estimated effect on income, after taxes of 39%, of a 1% increase or decrease in interest rates (1% of (-$265,794 + $103,660))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the estimated yearly earnings of $21,689. A 1% increase in interest rates has this estimated percentage decrease effect on annual income.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are at the anticipated principal payments based on the weighted-average-life.

Interest Rate Spread

One way to protect against interest rate volatility is to maintain a comfortable interest spread between yields on assets and the rates paid on interest bearing liabilities. The interest spread for 2001 was lower than the prior year. The net interest margin decreased in 2001 to 4.08% from 4.48%, primarily the result of the acquired assets having a smaller spread on assets as compared to the previous asset base, and the impact of eleven short-term interest rate reductions totaling 4.75% on earning assets.

	December 31, [1]		
	2001	2000	1999
Combined weighted average yield on loans and investments [2]....	7.80%	8.51%	7.97%
Combined weighted average rate paid on savings deposits and borrowings	4.27%	4.89%	4.24%
Net interest spread..........	3.53%	3.62%	3.73%
Net interest margin [3]..........	4.08%	4.48%	4.67%

(1) Weighted averages are computed without the effect of compounding daily interest.
(2) Includes dividends received on capital stock of the FHLB and Federal Reserve Bank.
(3) The net interest margin (net yield on average interest earning assets) is interest income from loans and investments (tax free income adjusted for tax effect) less interest expense from deposits, FHLB advances, and other borrowings, divided by the total amount of earning assets.

Liquidity and Capital Resources

The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. This source of funds is generated by deposits, principal and interest payments on loans, sale of loans and securities, short and long-term borrowings, and net income. In addition, all seven subsidiaries are members of the Federal Home Loan Bank of Seattle. This membership provides for established lines of credit in the form of advances that are a supplemental source of funds for lending and other general business purposes. During 2001, all seven financial institutions maintained liquidity levels in excess of regulatory requirements and deemed sufficient to meet operating cash needs.

The Company has outstanding debt maturities and commitments, the largest of which are the advances from the Federal Home Loan Bank. See footnote 7 for the maturity schedule of the advances.

The acquisition of WesterFed and earnings retention resulted in an increase in stockholders' equity at December 31, 2001 to $176,983,000, or 8.5% of assets, which compares with $98,113,000, or 9.3% of assets at December 31, 2000. The stockholders' equity ratio remains well above required regulatory levels, and near the average of the Company's peers, providing flexibility in asset management.

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/liability committee (ALCO). In this capacity ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income (NII), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 basis point (bp) upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed. The following reflects the Company's NII sensitivity analysis as of December 31, 2001 and 2000 as compared to the 10% Board approved policy limit.

+200 bp		2001	2000
Estimated sensitivity		-3.20%	-2.75%
Estimated decrease in net interest income	$	(2,316)	(1,141)
-200 bp			
Estimated sensitivity		0.77%	1.73%
Estimated increase in net interest income	$	557	718

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Critical Accounting Policies

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only critical accounting policy to be the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operation or liquidity.

For additional information regarding the allowance for loan losses, its relation to the provision for loans losses and risk related to asset quality, see Note 4 in the Consolidated Financial Statements for the year ended December 31, 2001; "Lending Activity", included in Part I, Item 1; and, "Management's Discussion and Analysis of Financial Condition and Results of Operation – Provision for Loan Losses".

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2001 Compared to December 31, 2000

Financial Condition

The acquisition of WesterFed and branch purchases in Idaho and Utah from Wells Fargo and First Security Corporation were the primary reasons for the increases detailed in the following discussion.

Total assets increased $1,029,035,000, or 97.4% over the December 31, 2000 asset level. Total loans outstanding increased 80.9%, or $599,620,000, with the largest increase occurring in residential real estate loans and loans held for sale classification which increased $190,781,000, or 82.5%. The increase in loans from the WesterFed and branch acquisitions was approximately $629,000,000 of which $272,000,000 was in residential real estate loans. With the decline in interest rates during 2001 a large number of real estate loans were refinanced which combined with the Company strategy of selling long term real estate loans as they are originated has resulted in a net reduction in real estate loans outstanding. Commercial loans increased $279,742,000 or 82.2%. Consumer loans increased $129,097,000, or 76.0%. Investment securities increased $296,690,000, or 140.0%.

Total liabilities increased $950,166,000, or 99.1%, with non-interest bearing deposits up $93,111,000, or 65.9%, and interest bearing deposits up $632,383,000, or 109.2%. Without the effect of acquisitions deposits increased approximately $12,000,000. Federal Home Loan Bank advances increased $170,504,000, or 86.6% and securities sold under repurchase agreements and other borrowed funds were up $4,116,000, or 13.9%, primarily due to the acquisitions. The Company issued $35,000,000 in capital trust preferred securities during 2001 to fund the WesterFed and branch purchases.

Total stockholders' equity increased $78,870,000, or 80.4%, the result of the WesterFed acquisition and earnings retention, and $1,489,000 net increase from the unrealized gain on securities available-for-sale.

Results of Operations

Interest Income - Interest income was $137,920,000 compared to $78,837,000 for the years ended December 31, 2001 and 2000, respectively, a $59,083,000, or 74.9% increase. The weighted average yield on the loan and investment portfolios decreased from 8.51% to 7.80%, the result of lower rate assets acquired, and the large decline in interest rates in 2001.

Interest Expense - Interest expense was $65,546,000 for the year ended December 31, 2001, up from $37,357,000 in 2000, a $28,189,000, or 75.46%, increase. Included in interest rate expense in 2001 is $3,313,000 from the $35,000,000 trust preferred securities issued in January of 2001. The proceeds were used to fund the acquisitions described above. The cost of interest bearing liabilities decreased from 4.9% in 2000 to 4.3% in 2001.

Net Interest Income - Net interest income was $72,374,000 compared to $41,480,000 in 2000, an increase of $30,894,000, or 74.5%, the net result of the items discussed in the above paragraphs.

Provision for Loan Losses - The provision for loan losses was $4,525,000 for 2001, up from $1,864,000 for 2000. Total loans charged off, net of recoveries, were $2,563,000 in 2001, up from the $787,000 experienced in 2000. The allowance for loan losses balance was $18,654,000 at year end 2001, up from $7,799,000 at year end 2000, an increase of $10,855,000. At December 31, 2001, the non-performing assets (non-accrual loans, accruing loans 90 days or more overdue, real estate acquired by foreclosure or deed-in-lieu thereof, and repossessed personal property) totaled $11,275,000 or .53% of total assets; compared to $2,097,000 or .20% of total assets at December 31, 2000. The peer group average, according to the Federal Reserve Bank Performance Report as of September 30, 2001, the most recent information available, for banking companies similar to our size was .61% of total assets. The allowance for loan losses was 165% of non-performing assets at December 31, 2001, down from 247% the prior year end. The allowance for loan losses as a percentage of loans increased to 1.39% from 1.06 % at the 2001 and 2000 year ends. The allowance for losses has increased primarily because of the WesterFed acquisition and the changing mix of loans from residential real estate to more commercial and consumer loans which historically have greater credit risk along with higher loan rates.

Non-interest income - Total non-interest income of $23,251,000 was up $9,957,000, or 74.9% from 2000. Loan fees and charges were $2,141,000 higher than the prior year, a result of increased real estate lending due to the decrease in interest rates in 2001. Increased volumes in deposit accounts resulted in an increase in fee income of $4,451,000 from service charges and other fees. Other income, which includes $511,000 from our gain on sale of the Glacier Bank Cutbank office, was up $1,269,000. The gain on sale of investments was $64,000 in 2001, up from $51,000 in 2000.

Non-interest expense - Total non-interest expense increased from $31,327,000 to $57,385,000 an increase of $26,058,000, or 83.2%. Compensation, employee benefits, and related expenses increased $11,727,000, or 72.3% from 2000 resulting from additional branch and data center staffing, increased activity volumes, and other normal increases. Occupancy and equipment expense increased $3,849,000, or 79.7% from 2000, the result of bringing more data processing functions in-house, the substantial investment in enhanced technology for transaction imaging and internet banking, and additional expenses from the acquisitions. Outsourced data processing and other expenses were up $1,283,000, or 97.7%, which includes increased charges at Mountain West Bank as that bank used an outside provider, and five months of service fees for Western Security Bank prior to conversion to our in-house data system. The minority interest in subsidiaries decreased $26,000, due to the purchase of the minority interest and subsequent merger of the Eureka Bank into Whitefish. Other expenses increased $4,785,000, or 57.3%, due to increased activity from the acquisitions. Included in non-interest expense is $1,975,000 of merger expense related to the WesterFed and branch acquisitions.

The efficiency ratio (non-interest expense)/(net interest income + non-interest income), was 60.0% in 2001, up from 57.2% in 2000, which compares favorably with similar sized bank holding companies nationally which average approximately 63%.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2000 Compared to December 31, 1999

Financial Condition

Total assets increased $82,711,000, or 8.5% over the December 31, 1999 asset level. Total loans outstanding increased 12.6%, or $82,969,000 with the largest increase occurring in the commercial classification which increased $61,316,000, or 21.9%. Consumer loans increased $15,342,000, or 9.9%. Residential real estate loans and loans held for sale increased $6,311,000 or 2.8%. Investment securities increased $2,576,000, or 1.2%.

Total liabilities increased $69,654,000, or 7.8%, with non-interest bearing deposits up $14,280,000, or 11.3%, and interest bearing deposits up $62,184,000, or 12.0%. Federal Home Loan Bank advances decreased $11,859,000, or 5.7%. Securities sold under repurchase agreements and other borrowed funds were up $2,915,000, or 11.0%.

Total stockholders' equity increased $13,057,000, or 15.4%, the result of earnings retention, and $5,689,000 net increase from the unrealized gain (loss) on the securities available-for-sale.

Results of Operations

Interest Income - Interest income was $78,837,000 compared to $64,719,000 for the years ended December 31, 2000 and 1999, respectively, a $14,118,000, or 21.8% increase. The weighted average yield on the loan and investment portfolios increased from 7.97% to 8.51%, the results of higher interest rates, increased volumes in loans, and the continued change in loan mix from real estate loans to higher yielding commercial and consumer loans.

Interest Expense - Interest expense was $37,357,000 for the year ended December 31, 2000, up from $27,635,000 in 1999, a $9,722,000, or 35.2%, increase. The increase is due to higher interest rates and larger balances during the year in interest bearing deposits and FHLB advances. Repurchase agreements and other borrowed funds and related interest expense increased during 2000. The increased interest expense resulting from the higher balances, and rates, in interest bearing liabilities was partially offset by the increase in non-interest bearing deposits. The cost of interest bearing liabilities increased from 4.2% in 1999 to 4.9% in 2000.

Net Interest Income - Net interest income was $41,480,000 compared to $37,084,000 in 1999, an increase of $4,396,000, or 11.9%, the net result of the items discussed in the above paragraphs.

Provision for Loan Losses - The provision for loan losses was $1,864,000 for 2000, up slightly from $1,723,000 for 1999. Total loans charged off, net of recoveries, were $787,000 in 2000, up from the $669,000 experienced in 1999. The allowance for loan losses balance was $7,799,000 at year end 2000, up from $6,722,000 at year end 1999, an increase of $1,077,000. At December 31, 2000, the non-performing assets (non-accrual loans, accruing loans 90 days or more overdue, real estate acquired by foreclosure or deed-in-lieu thereof, and repossessed personal property) totaled $2,097,000 or .20% of total assets; compared to $2,278,000 or .23% of total assets at December 31, 1999. The allowance for loan losses was 372% of non-performing assets at December 31, 2000, up from 295% the prior year end. The allowance for loan losses as a percentage of loans increased to 1.06% from 1.02 % at the 2000 and 1999 year ends. The allowance for losses has increased primarily because of the changing mix of loans from residential real estate to more commercial and consumer loans which historically have greater credit risk along with higher loan rates.

Non-interest income - Total non-interest income of $13,294,000 was up $485,000, or 3.8% from 1999. Loan fees and charges were $164,000 below the prior year, due mostly to a slowdown in real estate loan origination and sale activity resulting from higher mortgage rates in 2000. Increased volumes in deposit accounts resulted in an increase in fee income of $1,423,000 from service charges and other fees. Other income was up $257,000, most of which was from the sale of two small branches in 2000. The gain on sale of investments was $51,000 in 2000, up from $23,000 in 1999.

Non-interest expense - Total non-interest expense increased from $29,096,000 to $31,327,000 an increase of $2,231,000, or 7.7%. Compensation, employee benefits, and related expenses increased $1,657,000, or 11.4% from 1999 resulting from additional branch and data center staffing, increased activity volumes, and other normal increases. Occupancy and equipment expense increased $658,000, or 15.8% from 1999, the result of bringing more data processing functions in-house, the substantial investment in enhanced technology for transaction imaging and internet banking, and additional expenses from the new branch offices. Data processing and other expenses were up $98,000, or 8.1%. The other category of expense is the minority interest in subsidiaries which increased $10,000.

The efficiency ratio (non-interest expense)/(net interest income + non-interest income), was 57.2% in 2000, down from 58.3% in 1999, which compares favorably with similar sized bank holding companies nationally which average approximately 63.5%.

Glacier Bank
Main Office
202 Main Street
Kalispell, MT 59901
(406) 756-4200

Branch Offices:
49 Commons Loop
Kalispell, MT 59901

2199 Highway 2 East
Kalispell, MT 59901

615 California Avenue
Libby, MT 59923

14 Second Ave. West
Polson, MT 59860

822 Nucleus Avenue
Columbia Falls, MT 59912

Old Town Center
Bigfork, MT 59911

3701 Harrison Avenue
Butte, MT 59701

49 North Main Street
Butte, MT 59701

1880 Harrison Avenue
Butte, MT 59702

307 East Park Street
Anaconda, MT 59711

Directors:
John S. MacMillan, Chairman
Michael J. Blodnick
Gregory A. Goode
Dallas Herron
Warren G. McConkey
David P. Meredith
Van Kirke Nelson, M.D.
Everit A. Sliter
Stephen J. Van Helden

First Security Bank of Missoula
Main Office:
1704 Dearborn
Missoula, MT 59801
(406) 728-3115

Branch Offices:
541 East Broadway
Missoula, MT 59802

3220 Great Northern Way
Missoula, MT 59808

2601 Garfield
Missoula, MT 59801

100 East Broadway
Missoula, MT 59802

320 West Broadway
Missoula, MT 59802

3045 North Reserve
Missoula, MT 59808

4055 South Highway 93
Missoula, MT 59804

501 North First Street
Hamilton, MT 59840

Directors:
Allen J. Fetscher, Chairman
Michael J. Blodnick
William L. Bouchee
Harold J. Fraser
Craig A. Langel
Kathy Ogren
Christopher B. Swartley
Dennis H. Toussaint
Grant M. Winn
Stanford L. Zimet

Western Security Bank
Main Office:
2929 3rd Avenue North
Billings, MT 59101
(406) 252-3700

Branch Offices:
2401 Grand Avenue
Billings, MT 59102

2675 King Avenue West
Billings, MT 59102

1546 Main Street
Billings, MT 59105

2845 Old Hardin Road
Billings, MT 59101

670 Main Street
Billings, MT 59105

19 Montana Avenue
Laurel, MT 59044

401 West Main
Lewistown, MT 59457

Directors:
Ruben R. Day, Chairman
Michael J. Blodnick
Jerald D. Evenson
John V. Negu
Russel J. Spika
John Weber
James D. Walker

Mountain West Bank
Main Office:
125 Ironwood Drive
Coeur d'Alene, ID 83816
(208) 765-0284

Branch Offices:
305 W. Prairie Avenue
Hayden, ID 83835-2227

709 East Seltice Way
Post Falls, ID 83854

1508 West Idaho
Boise, ID 83701

433 North 16th Street
Boise, ID 83702

80 South Cole Road
Boise, ID 83701

2024 Caldwell Blvd.
Nampa, ID 83651

491 Sun Valley Road East
Ketchum, ID 83340

206 North Main
Hailey, ID 83333

111 North 1st Avenue
Sandpoint, ID 83864

110 South Main
Brigham City, UT 84302

1776 Park Avenue, #3
Park City, UT 84060

Directors:
Charles R. Nipp, Chairman
Michael J. Blodnick
Dennis Downer
Bradley Dugdale
James English
Jon W. Hippler
Stephen F. Meyer
Marilyn Montgomery
Douglas Parker
J. Michael Patano
Don Shepherd
Thomas K. Thilo

Big Sky Western Bank
Main Office:
4150 Valley Commons
Bozeman, MT 59718
(406) 587-2922

Branch Offices:
7730 Shedhorn Drive
Bozeman, MT 59718

P.O. Box 160489
Big Sky, MT 59716

Directors:
Stewart R. Kester, Chairman
Michael J. Blodnick
Don J. Chery
Fred J. Flanders
George B. Hagar
Dean Folkvord
William Martel
O. Taylor Middleton

Valley Bank of Helena
Main Office:
3030 North Montana Avenue
Helena, MT 59601
(406) 443-7440

Branch Offices:
1900 9th Avenue
Helena, MT 59601

306 Euclid Avenue
Helena, MT 59601

321 Fuller Avenue
Helena, MT 59601

3171 North Montana Avenue
Helena, MT 59602-6616

101 Lane Avenue
East Helena, MT 59602

Directors:
Fred J. Flanders, Chairman
Michael J. Blodnick
Thomas F. Dowling
James T. Harrison, Jr.
Jerome T. Loendorf
Kenneth B. Carpenter, M.D.
Gary L. Mihelish, D.M.D.
J. Andrew O'Neill
Robert J. Peccia
Joan S. Poston
John P. Poston

Glacier Bank of Whitefish
319 East Second Street
Whitefish, MT 59937
(406) 863-6300

Branch Office:
222 Dewey Avenue
Eureka, MT 59917

Directors:
Michael. J. Gwiazdon, Chairman
Bee Gee Cole
Dale G. Duff
Sean S. Frampton
Martin E. Gilman
Michael T. Henry
Thomas H. LaChance
Patrice B. LaTourelle
Robert C. Love
Charles R. Newton
James H. Strosahl

GLACIER BANCORP, INC.

2001 ANNUAL REPORT